Exhibit 1.4

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Investor Relations Craig Celek CDC Corporation 212.661.2160 craig.celek@cdccorporation.net	Media Relations Scot McLeod CDC Corporation 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Games Expands Board of Directors

Another Major Step in CDC Games’ Evolution to becoming a Stand-Alone Company

[Atlanta and Beijing, October 19, 2006] CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and a market leader of online games in China with over 37 million registered users, announced today that it has expanded its board of directors with the appointment of Antony Yip. Mr. Yip joins Dr. S. K. Fung and Fred Wang as non-executive members of the board and members of the audit committee.

Mr. Antony Yip has over 10 years of technology start up experience in Asia and is the Co-founder and President of BBMF Corporation, a leading mobile games and content provider in Japan. He is also a director of DesignExchange, a listed company on the Tokyo Stock Exchange.

Mr. Antony Yip previously has founded two successful companies, Outblaze and Myrice.com which he raised several rounds of capital and eventually sold them for handsome gains for his investors and backers. Mr. Antony Yip’s deep understanding of the mobile and online games business compliments Dr. Fung and Mr. Wang’s decades of experience in interactive and traditional media in Asia and China. Mr. Antony Yip is son of CDC’s CEO & founder, Peter Yip.

Dr. Fung has served as the managing director of ACNielsen for North Asia, the founding president of NBC Asia, general manager of international operations for TVB and is currently a member of the listing committee of the Stock Exchange of Hong Kong. Mr. Wang’s family founded Salon Films, a leading player in the film industry in Hong Kong and China. Mr. Wang is the Honorary Vice President of the China Film Foundation, a member of the Hong Kong Trade Development Council Entertainment Industry Advisory Committee, a member of the Board of Governors of the Federation of Hong Kong Business Associations Worldwide and Director of the Board of the Hong Kong International Film Festival Society Limited.

“We are thrilled that Antony has agreed to join the board of CDC Games,¡¨ said Mr. Fred Wang, non-executive chairman of CDC Games. “His insight and ideas will be priceless as CDC Games continues to build on its success. His appointment is another key step in preparing the spinoff of CDC Games as a stand-alone company.”

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a business unit of CDC Corporation. CDC Games is one of the market leaders of online and mobile games in China with over 37 million registered users.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. CDC Software is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading MVAS and Internet services company operating principally in China, and a 77%-owned subsidiary of CDC Corporation, was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Mobile
CDC Mobile is the wholly owned subsidiary of China.com Inc. and is focused on providing MVAS products to subscribers in China.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the growth of CDC Games. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability of CDC Games to localize, launch and operate new games, the popularity of CDC Games’ existing and new games, the ability of CDC Games to leverage the infrastructure and foundation of gamers in China, the loyalty of gamers in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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